UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

LOGITECH INTERNATIONAL S.A.
(Exact name of the registrant as specified in its charter)

Canton of Vaud, Switzerland	0-29174	None
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Logitech International S.A. EPFL - Quartier de l'Innovation Daniel Borel Innovation Center 1015 Lausanne, Switzerland c/o Logitech Inc. 7700 Gateway Boulevard Newark, California		94560
(Address of principal executive offices)		(Zip code)
Bryan Ko, General Counsel (510) 795-8500
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

x	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018. .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Logitech’s Conflict Minerals Report filed for the reporting period January 1, 2018 to December 31, 2018 is provided as Exhibit 1.01 hereto and is publicly available on Logitech’s website at http://ir.logitech.com/financial-info/sec-filings/default.aspx.

Logitech has adopted a Conflict Minerals Policy which can be found at http://www.logitech.com/en-gb/sustainability/reports-and-resources.html.

The content on, or accessible through, any website referred to in this Form SD or the attached Conflict.
Minerals Report is included for general information only and is not incorporated by reference in this Form SD or the attached Conflict Minerals Report.

Item 1.02 Exhibit

In accord with Rule 13p-1 under the Securities Exchange Act of 1934 (‘Rule 13p-1”), Logitech has filed this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LOGITECH INTERNATIONAL S.A.

/s/ BRACKEN DARRELL

Bracken Darrell
President and Chief Executive Officer

May 31, 2019
*Print name and title of the registrant’s signing executive officer under his or her signature.
* * * * *